UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ATRINSIC, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04964C109

(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04964C109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 476,658
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 476,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04964C109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 476,658
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 476,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 04964C109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 362,784 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 362,784 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,784 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON PN
 (1) Trinad Capital LP’s prorata holdings of the shares held by Trinad Capital Master Fund L.P.

CUSIP No. 04964C109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 362,784 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 362,784 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,784 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON OO
(1) Trinad Advisors II, LLC is the general partner of Trinad Capital LP, the amount reported represents Trinad Capital LP’s prorate holdings of the shares held by Trinad Capital Master Fund LP.

CUSIP No. 04964C109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 476,658 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 476,658 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,658 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

 (1) These shares are owned by Trinad Capital Master Fund, Ltd.  Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 04964C109

Introductory Statement

The purpose of this statement, dated July 29, 2011, which constitutes Amendment No. 4 to the Schedule 13D, dated October 31, 2006, as amended (“Schedule 13D”), is to report changes since the Reporting Persons’ (defined below) last reporting date (June 16, 2011).  Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D remains in effect.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share, (the “Common Stock”) of the Issuer.  The principal executive offices of the Issuer are located at 469 7th Ave., 10th Floor, New York, NY 10018.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual and a director of the Issuer, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

CUSIP No. 04964C109

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 4751 Wilshire Boulevard, Los Angeles, California 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment Number 3, Trinad Capital Master Fund, Ltd. used its working capital to purchase and sell shares of the Issuer’s Common Stock on the open market in the quantities and at the prices set forth in Item 5(c) below; no funds were borrowed to make these purchases.

All 476,658 shares of the Common Stock owned by Trinad Capital Master Fund, Ltd. may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Lazard Capital Market LLC relating to a brokerage account of Trinad Capital Master Fund, Ltd., which is a stock margin account maintained by Trinad Capital Master Fund, Ltd. with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the shares of the Common Stock, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the shares of the Common Stock.

Item 4.  Purpose of Transaction.

Trinad Capital Master Fund, Ltd. has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 476,658 shares of the Common Stock, representing approximately 6.8% of the Common Stock.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC are deemed the beneficial owners of 476,658 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 6.8% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 76.11% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 362,784 (representing 76.11% of the shares of the 476,658 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.), representing 5.2% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 6,997,912 shares of the Issuer’s common stock, $0.01 par value, reported by the Issuer to be issued and outstanding as of May 13, 2011 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on May 16, 2011.

CUSIP No. 04964C109

(b)

Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of the 447,158 shares of Common Stock.

(c) Trinad Capital Master Fund, Ltd. has engaged in the following transactions since June 16, 2011, the Reporting Persons’ last reporting date:

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
7/29/2011	9,400	4.00	282.00
7/29/2011	10,000	3.93	25.00
7/28/2011	10,100	4.18	303.00
7/27/2011	7,400	4.47	222.00
7/26/2011	(11,500)	5.01	345.00
7/26/2011	(49,434)	4.91	25.00
7/26/2011	3,200	4.78	96.00
7/25/2011	(225,000)	5.12	25.00
7/25/2011	2,200	4.19	66.00
7/20/2011	3,000	3.05	90.00
7/19/2011	2,000	3.02	60.00
7/18/2011	1,000	2.97	15.00
7/15/2011	1,900	2.77	19.00
7/13/2011	5,000	2.87	25.00
7/11/2011	3,500	3.08	99.00
7/7/2011	300	3.45	15.00
7/5/2011	6,600	3.60	198.00
6/30/2011	2,500	3.17	25.00
6/29/2011	1,900	3.19	57.00
6/28/2011	2,600	2.94	26.00
6/27/2011	22,300	2.71	223.00
6/24/2011	12,200	2.53	122.00
6/23/2011	1,100	2.68	15.00
6/21/2011	1,000	2.70	15.00
6/20/2011	5,000	2.50	50.00

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of July 29, 2011.

CUSIP No. 04964C109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: July 29, 2011		Date: July 29, 2011

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
Date: July 29, 2011		Date: July 29, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual
Date: July 29, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 04964C109

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: July 29, 2011		Date: July 29, 2011

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
Date: July 29, 2011		Date: July 29, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual
Date: July 29, 2011